                                                                    EXHIBIT 19.1


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 8-K

                            CURRENT REPORT PURSUANT
                         TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


         Date of report (Date of earliest event reported) October 24, 1997
                                                          --------------------
                               Code-Alarm, Inc.
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            (Exact Name of Registrant as Specified in Its Charter)

                                   Michigan
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                 (State of Other Jurisdiction of Incorporation)

       016441                                                       38-2334695
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(Commission File Number)                     (IRS Employer Identification No.)

950 E. Whitcomb, Madison Heights, Michigan                         48071
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(Address of Principal Executive Offices)                         (Zip Code)


                                (248) 583-9620
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            (Registrant's Telephone Number, Including Area Code)

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         (Former Name or Former Address, if Changed Since Last Report)


Item 1.  Changes in Control of Registrant.

         (b) A change in control might occur at a later date as a consequence of the transactions described in Item 5 of this report.

Item 5.  Other Events.

         On October 27, 1997 Code-Alarm, Inc. ("Company") closed an equity private placement for $6,999,850 and refinanced its senior secured debt. The transactions are outlined below. A fuller description of the terms and conditions of the transactions and related transactions is set forth in the transaction documents filed herewith.

EQUITY INVESTMENT

         On October 27, 1997, Code-Alarm, Inc. ("Company") sold to Pegasus Partners, L.P. ("PP") and Pegasus Related Partners, L.P. ("PRP"; PP and PRP are collectively referred to as

"Pegasus") in a private placement under the Securities Act of 1933, as amended (the "Securities Act"), 55,000 units (the "Units") for $6,999,850 ($127.27 per
Unit). The Units were sold pursuant to a Unit Purchase Agreement (the "Purchase Agreement") filed herewith. Each Unit consists of one share of Series A-1 Preferred Stock and warrants ("Attached Warrants") to purchase Common Stock. PP purchased 15,275 Units, and PRP purchased 39,725 Units. The rights, preferences and privileges of the Series A Preferred Stock (consisting of Series A-1 Preferred Stock and Series A-2 Preferred Stock) are set forth on the Certificate of Designation (the "Series A Certificate") filed herewith, which Series A Certificate was approved by Company's Board of Directors at its meeting on October 21, 1997, pursuant to the authority given to the Board by Company's Articles of Incorporation, and, having been filed with the State of Michigan, constitutes an amendment to Company's Articles of Incorporation.

        For each Unit, the Attached Warrants (the form of which is filed herewith) entitle the holder to purchase 67.842746 shares of Common Stock. This number of shares may increase up to an aggregate of 72.2525247) if, at the time of exercise of the Attached Warrant, there are accrued and unpaid dividends on the Series A Preferred Stock forming part of the Unit and those dividends are payable at the enhanced rate as a consequence of a "Triggering Event" discussed below. The exercise price per share of each Attached Warrant is $1.8759559. The exercise price and number of shares into which Attached Warrants are exercisable are subject to antidilution protection as discussed below. If there is no repurchase of Units by Company, Pegasus could receive up to 3,731,351 shares of Common Stock upon exercise of the Attached Warrants (assuming no antidilution adjustment and there are no accrued and unpaid dividends on the Series A Preferred Stock at the time of any exercise of the Attached Warrant) or up to 3,973,889 shares of Common Stock upon such exercise (assuming no antidilution adjustment and exercise on the day before a dividend payment date with dividends accruing at the enhanced rate due to a "Triggering Event").

SERIES A PREFERRED STOCK

         SERIES. The Series A Certificate creates 400,000 shares of Series A Preferred Stock ("Series A Preferred"), which is divided into two series, Series A-1 Preferred Stock ("Series A-1 Preferred") and Series A-2 Preferred Stock ("Series A-2 Preferred"), with each such series consisting of 200,000 shares. The rights, preferences and privileges of the Series A-1 Preferred and the Series A-2 Preferred are identical except with respect to certain voting rights as discussed below. If Pegasus transfers the Series A-1 Preferred to any non-affiliate, the stock will convert to Series A-2 Preferred on a share for share basis. Series A-1 Preferred Stock may only be transferred as part of a Unit with Attached Warrants.

         DIVIDENDS. Series A Preferred will accrue dividends at a rate of 10% of stated value per year, payable semi-annually on April 15 and October 15 of each year. Stated value is $127.27 (the purchase price of a Unit). Dividends for any partial period will be pro rated. The dividend is payable at the option of Company in cash or in additional Units (consisting of Series A Preferred of the same series and an Attached Warrant), with the number of Units issuable equal to the amount of the dividend divided by the stated value of the Series A Preferred. If a dividend





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is not paid when due, dividends will also be calculated on the unpaid dividend.
The dividend on the Series A Preferred has a preference over the dividends on any Common Stock or other junior stock. In addition, dividends on common or any other junior stock cannot be paid without the consent of the Series A-1 Preferred. If a "Triggering Event" (discussed below) occurs, dividends are payable at the rate of 13% of stated value per annum.

         LIQUIDATION. In the event of any bankruptcy, liquidation, dissolution or winding up of Company, each share of Series A Preferred has a liquidation preference equal to the greater of (i) its stated value plus accrued but unpaid dividends or (ii) if a Triggering Event has occurred because the amendment to Company's Articles of Incorporation increasing the number of shares of authorized common stock to 20 million has not become effective or if Company has failed to issue Common Stock upon exercise of the Attached Warrants, all cash and other dividends, distributions and other payments which are paid or payable to a holder of shares of Common Stock for which Attached Warrants held by the holder of the Series A Preferred are exercisable at that time, plus $.01. The Series A Preferred liquidation preference is senior to any distribution to the holders of Common Stock or other junior stock.

         VOTING. The holders of Series A-1 Preferred will have the right, voting together as a separate class, to elect two members of Company's Board of Directors, which is expanded from 7 to 9 members. When Pegasus and its affiliates no longer hold at least 25% of the 55,000 shares of Series A-1 Preferred originally issued to Pegasus (without taking into account any dividends paid in kind), the Series A-1 Preferred will no longer have the right to elect any directors, and the Board will be reduced to 7 members.

         So long as Pegasus and its affiliates hold at least 25% of the 55,000 shares of Series A-1 Preferred issued to Pegasus (without taking into account any dividends paid in kind), Company may not, without the approval of the holders of a majority of the Series A-1 Preferred voting together as a separate class:

         1. amend, repeal or modify the Articles of Incorporation or Bylaws in a way that adversely affects the Series A Preferred;

         2. authorize a Realization Event (a liquidation, reorganization, merger, sale or transfer of all or substantially all of Company's or any subsidiary's assets) or a purchase or acquisition by Company or any of its subsidiaries of any of their stock (except the repurchase of the Units, the Attached Warrants, the Shortfall Warrants (discussed below) and Litigation Warrants (discussed below) and the Common Stock issuable upon exercise of these warrants);


         3. declare or pay or set aside for payments any dividend or distribution on Common Stock or any other junior stock or redeem or repurchase any Common Stock or other junior stock;





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


         4. issue new capital stock or rights to acquire capital stock other than pursuant to the: exercise of options under the 1987 stock option plan; issuance of warrants or Common Stock issuable upon their exercise under the new stock option plan discussed below; issuance of warrants to General Electric Capital Corporation ("GECC") and Common Stock upon exercise thereof; issuance of the Litigation Warrants discussed below; issuance of Common Stock upon exercise of the Attached Warrants, the Shortfall Warrants and the Litigation Warrants; issuance of Series A Preferred Stock as in kind dividends; issuance of Series B Preferred Stock; and the issuance of equity securities the proceeds of which are intended to be, and are immediately, used to redeem all outstanding shares of Series A Preferred and at least one-half of all outstanding Attached Warrants.

         5. make investments in assets or equity of other companies if the investment exceeds 10% of the assets of Company and its subsidiaries as of the end of the previous fiscal year or the income of Company and its subsidiaries will change by more than 10% because of the acquisition;

         6. incur debt for borrowed money (including lease obligations but not including trade debt) over an aggregate of $1 million;

         7.       amend the stock option plans or adopt new ones;

         8. modify or enter into any employment agreement or other compensation arrangement with any officer or director of Company or any subsidiary;

         9. create an executive or other committee of the Board of Directors of Company or any subsidiary;

         10. change in any material respect the nature of the business of Company or any subsidiary; or

         11. enter into any transaction with any affiliate of Company or any subsidiary.

         If a "Triggering Event" occurs, holders of Series A-1 Preferred have the right to vote on all matters requiring action by Company's stockholders, voting together as a single class with the holders of the Common Stock, with each such Series A-1 Preferred holder entitled to a number of votes equal to three votes multiplied by the number of shares of Common Stock which such holder would have received upon exercise of such holder's Attached Warrants. "Triggering Events" are (i) failure to redeem Series A Preferred Stock as required, or, if repurchase is not permitted, Company fails to fulfill its registration obligations (discussed below), (ii) failure to pay dividends on the Series A Preferred Stock, (iii) failure to obtain approval of the Series A Preferred Stock with respect to the transactions specified above, (iv) failure of shareholders to approve the amendment increasing the amount of authorized Common Stock to 20 million and to have such amendment become effective by May 31, 1998, (v) failure to issue Common Stock





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upon exercise of the Attached Warrants, (vi) breach of Company obligations under the Registration Rights Agreement (discussed below), and (vi) a material breach of certain obligations or certain representations of Company under the Purchase Agreement.

         REPURCHASE/REDEMPTION. At any time prior to October 19, 1998, provided an amendment to Company's Articles of Incorporation increasing the number of authorized shares of Common Stock to 20 million has become effective, Company has the right to purchase all (but not less than all) the Series A Preferred outstanding, one-half of the Attached Warrants not representing accrued and unpaid dividends and any Attached Warrants representing accrued and unpaid dividends at a price of 117.5% of the stated value of the shares of Series A Preferred less cash dividends previously paid.

         At any time after October 27, 1999, if Company has not exercised the repurchase rights discussed in the preceding paragraph, Company may repurchase all outstanding shares of Series A Preferred, all outstanding Attached Warrants which are part of Units and all outstanding Common Stock into which Attached Warrants have been exercised (other than Common Stock sold pursuant to registration under the Securities Act or sold pursuant to Rule 144 - "Nonpurchasable Stock") at a price equal to the greater of (i) the number of shares of Common Stock for which the Attached Warrants are then exercisable plus the number of shares of Common Stock which have been issued upon exercise of Attached Warrants multiplied by the current market value (based upon the previous 20 trading days) of the Common Stock or (ii) the amount necessary to yield for each Unit (other than Units which have been transformed into Nonpurchasable Stock) an annual return of 35% (including cash dividends previously paid).

         The right of Company to redeem Series A Preferred, Attached Warrants and Common Stock issued upon exercise of Attached Warrants may not be exercised until the earlier of (i) the date which is six months and one day following the issuance to Pegasus of Litigation Warrants, provided that on or before that date Pegasus is unconditionally released in full from any unused portion of the Litigation Guaranty, or (ii) such time as Pegasus is unconditionally released in full from the Litigation Guaranty (discussed below), provided no Litigation Warrants have been issued prior to such release.

         At any time after three years and six months following October 27, 1997, each holder of Series A Preferred may demand that Company redeem all (but not less than all) Series A Preferred and Attached Warrants held by that holder. The purchase price is the market price of the Common Stock for which such Attached Warrants are then exercisable. If a Realization Event (as defined above) occurs between the time of the demand for redemption and the redemption date, then the holder shall receive the higher of (i) the market price of the Common Stock or (ii) the amount equal to the cash which would have been received upon the occurrence of the Realization Event had such warrants been exercised immediately prior to the event. If Company is prohibited from making the repurchase by any agreements evidencing indebtedness for borrowed money or if repurchase would cause a default in such obligations or would violate applicable law, Company must use reasonable best efforts to remove the restrictions. If Company notifies the holder that, despite Company's best efforts Company cannot fund the





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repurchase, Company must, at the request of the holder, register the Common
Stock for which the Attached Warrants which will not be repurchased may be exercised. If Company will be redeeming Series A-1 Preferred in an amount which would result in the loss of voting rights, but not all such Series A-1 Preferred is being redeemed, then the holder of the Series A-1 Preferred may require Company to redeem only such lesser number of shares of Series A-1 Preferred as will not result in a loss of voting rights.

         REMEDIES. Upon the occurrence of certain Triggering Events (see discussion above), certain remedies (in addition to those noted above) are afforded the holders of Series A Preferred. If an amendment to Company's Articles of Incorporation increasing the number of authorized shares of Common Stock to 20 million is not effective by May 31, 1998 and thereafter until it is so adopted and effective or if Company fails to issue Common Stock upon exercise of Attached Warrants, holders of Series A Preferred will be entitled to receive all dividends, distribution and other payments which would be paid or payable to a holder of the number of Common Shares for which the Attached Warrants held by such Series A Preferred holder are exercisable. If the amendment to the Articles as set forth in the preceding sentence is not effective by May 31, 1998 and until it is thereafter adopted, dividends on Series A Preferred to the extent permitted by law must be paid in cash. If a Triggering Event occurs, Company's right of first refusal with respect to certain transfers for value of Series A Preferred Stock and/or Units to third parties not affiliated or associated with Pegasus shall cease.

         TRANSFERS. Shares of Series A-1 Preferred Stock may only be transferred together with the same number of Attached Warrants.

ATTACHED WARRANTS

         If Company exercises its rights to repurchase the Series A Preferred, the Attached Warrants not repurchased will have a term of seven years. If Company has not repurchased the Series A Preferred, the term of the Attached Warrants will not expire.

         If Company has not exercised its rights to redeem Series A Preferred, the exercise price of the Attached Warrants must be paid by delivery of Series A Preferred Stock with a stated value plus accrued and unpaid dividends equal to the exercise price. If, however, Company has exercised its rights to redeem Series A Preferred, then the exercise price is payable at the option of the holder in either cash or by a surrender of "in the money warrants."

         The number of shares of Common Stock into which Attached Warrants are exercisable and the exercise price are subject to adjustment, if a dividend is payable to the holders of Common Stock in Common Stock, if the Common Stock is subdivided or combined or if a dividend is paid on the Common Stock in cash, evidence of indebtedness, securities or rights to acquire securities. If additional shares of Common Stock or rights to acquire additional shares of Common Stock or securities convertible into Common Stock, other than specified permitted issuances, are issued for less than the greater of the then current exercise price or the then





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

current market price of the Common Stock, then the exercise price and number of shares into which the Attached Warrants are exercisable shall be subject to weighted-average antidilution protection. If, at any time prior to the approval of an amendment to Company's Articles of Incorporation authorizing an increase in the number of authorized shares of Company Common Stock to 20 million, Company pays or makes any dividend or distribution on Common Stock which is not otherwise accounted for by the antidilution provisions of the Attached Warrants, then that dividend or distribution shall also be paid or made to the holders of the warrants as if the warrants had been exercised.

         Company is required to reserve from its authorized but unissued shares of Common Stock a sufficient number of shares of Common Stock to permit exercise in full of all Attached Warrants. Company has reserved 2,267,421 shares of Common Stock for exercise of Attached Warrants and Shortfall Warrants, but Company needs to authorize additional shares of Common Stock to permit exercise in full of these warrants. Thus, Company's Board of Directors has approved an amendment to Company's Articles of Incorporation for presentation at the next stockholders meeting increasing the number of authorized shares of Common Stock from 5 million to 20 million.

         As indicated above, Attached Warrants can only be transferred as part of Units with shares of Series A Preferred. If Company has repurchased Units prior to October 19, 1998, this restriction shall no longer apply.

         Attached Warrants are subject to repurchase at the option of the holder after three years and six months from October 27, 1997, as indicated above.

SHORTFALL WARRANTS

         Pegasus and GECC have entered into a Limited Supplemental Guaranty (filed herewith) pursuant to which Pegasus guarantees up to $4 million of the indebtedness of Company and its subsidiaries under the Credit Agreement (other than that covered by the Litigation Guaranty discussed below). In exchange, Pegasus has received warrants to purchase 1 million shares of Common Stock (the "Shortfall Warrants," the form of which is filed herewith). PP is receiving Shortfall Warrants to purchase 277,727 shares of Common Stock and PRP is receiving Shortfall Warrants to purchase 722,273 shares of Common Stock, subject to antidilution protection. The Shortfall Warrants have a term of seven years and an exercise price of $1.8759559 per share.

         If Pegasus is fully and unconditionally released from the Limited Supplemental Guaranty, Company has a right to repurchase portions of the outstanding Shortfall Warrants as follows: within the first six months after October 27, 1997, 75% of outstanding Shortfall Warrants; within 6 to 9 months after October 27, 1997, 50% of outstanding Shortfall Warrants; and within 9 to 12 months after October 27, 1997, 25% of outstanding Shortfall Warrants. The purchase price is $.0001 per share of Common Stock into which the repurchased warrants are exercisable. The purchase period is restricted in the same manner that repurchase of Series A Preferred Stock is





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

restricted during the first year as provided above; however, to the extent such restriction is in effect, the time to repurchase is extended to a date thirty days after the restriction lapses. If, as a consequence of the exercise of Shortfall Warrants, the repurchase cannot be accomplished, then Company shall have the right to repurchase a number of shares of Common Stock equal to the number of shares of Common Stock into which the Shortfall Warrants which would have been repurchased were exercised.

         The exercise price of the Shortfall Warrants is payable in cash or by surrender of in the money warrants. The Shortfall Warrants have the same antidilution protection as is outlined above with respect to the Attached Warrants.

         At any time after three years and six months following October 27, 1997, each holder of a Shortfall Warrant may demand that Company redeem all or a portion of the Shortfall Warrants held by that holder. The purchase price is the market price of the Common Stock for which such Shortfall Warrants are then exercisable. If a Realization Event (as defined above) has occurred between the time of the demand for redemption and the redemption date, then the holder shall receive the higher of (i) the market price of the Common Stock or (ii) the amount equal to the cash which would have been received upon the occurrence of the Realization Event had such warrants been exercised immediately prior to the event, less the exercise price payable with respect to the number of shares being redeemed. If Company is prohibited from making the repurchase by any agreements evidencing indebtedness for borrowed money or if repurchase would cause a default in such obligations or would violate applicable law, Company must use reasonable best efforts to remove the restrictions. If Company notifies the holder that, despite Company's best efforts, Company cannot fund the repurchase, Company must at the request of the holder register the Common Stock for which the Shortfall Warrants which will not be repurchased may be exercised.

LITIGATION WARRANTS

         If, at the request of Company, Pegasus provides Company with financing (including, by way of illustration, a guaranty of Company's obligations, such financing being termed the "Litigation Guaranty") for a judgment, appeal bond or settlement in connection with the litigation pending in the United States District Court for the Eastern District of Michigan known as Code Alarm, Inc.
v. Electromotive Technology Corporation, case number 87-CV-74022-DT (the
"Patent Litigation"), as contemplated in the Limited Litigation Guaranty between Pegasus and GECC (filed herewith), then Company has agreed to issue Pegasus warrants to purchase Common Stock (the "Litigation Warrants," the form of which is filed herewith). For each $1 million financed, up to a maximum of $12 million, Company will issue to Pegasus Litigation Warrants which will increase Pegasus' aggregate ownership interest in the Company by 2%, on a fully diluted basis. The exercise price for each one percent is $164,731. The Litigation Warrants will expire seven years from October 27, 1997. If Litigation Warrants were issued for a guaranty of $12 million by Pegasus, the Litigation Warrants, together with the Attached Warrants and the Shortfall Warrants held by Pegasus, if exercised, would represent approximately 78% of the shares of Common Stock of Company on a fully diluted basis (assuming no additional Attached Warrants have been issued, all dividends on Series A Preferred are paid in cash, no changes have resulted by reason of the antidilution provisions of the warrants and no Attached Warrants or Shortfall Warrants have been repurchased).

         If Company repurchases all outstanding Units and the Common Stock for which Attached Warrants have previously been exercised pursuant to its rights of repurchase, then simultaneously therewith Company, at its option, has a right to repurchase 95% of the outstanding Litigation Warrants and 95% of the shares of Common Stock for which Litigation Warrants have been exercised (other than any such shares which have been sold to a person or entity that is not an associate or an affiliate of the initial holder). The purchase price is the number of shares of Common Stock into which the all of the Litigation Warrants (whether repurchased or not) are exercisable plus the number of shares of Common Stock for which Litigation Warrants have been exercised (whether repurchased or not, but not including shares sold to parties other than affiliates or associates), multiplied by the current market price of a share of Common Stock, less the exercise price of Litigation Warrants repurchased.

         The exercise price of Litigation Warrants is payable in cash or by surrender of in the money warrants. The Litigation Warrants have the same antidilution protection as is outlined above with respect to the Attached Warrants.

         At any time after three years and six months following October 27, 1997, each holder of Litigation Warrants may demand that Company redeem all or a portion of the Litigation Warrants held by that holder. The purchase price is the market price of the Common Stock for which such Litigation Warrants are then exercisable. If a Realization Event (as defined above) has occurred between the time of the demand for redemption and the redemption date, then the holder shall receive the higher of (i) the market price of the Common Stock or
(ii) the amount equal to the cash which would have been received upon the occurrence of the Realization Event had such warrants been exercised immediately prior to the event, less the exercise price payable with respect to the number of shares being redeemed. If Company is prohibited from making the repurchase by any agreements evidencing indebtedness for borrowed money or if repurchase would cause a default in such obligations or would violate applicable law, Company must use reasonable best efforts to remove the restrictions. If Company notifies the holder that, despite Company's best efforts, Company cannot fund the repurchase, Company must at the request of the holder register the Common Stock for which the Shortfall Warrants which will not be repurchased may be exercised.

PURCHASE AGREEMENT

         The Purchase Agreement contains a number of covenants requiring Company to take specified actions. Company is required to obtain term life insurance in the amount of $5 million on Rand Mueller, Company President. Company is required to seek shareholder approval by May 31, 1998 of an amendment to its Articles of Incorporation increasing the number of shares of its authorized Common Stock to 20 million. If Company issues any securities (other than specified permitted issuances) which do not result in adjustment of the Attached Warrants pursuant to their antidilution provisions, then Pegasus is given a preemptive right to





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purchase up to a portion of such securities which would maintain the percentage ownership in Company represented by Attached Warrants then held. The new securities will be sold to Pegasus at the price and on the terms on which Company is proposing to sell such securities to third parties. Until the earlier of six months and one day following the issuance of Litigation Warrants (provided that on or before that date Pegasus is unconditionally released in full from any unused portion of the Litigation Guaranty) or such time as Pegasus is unconditionally released from its Litigation Guaranty (provided no Litigation Warrants have been issued), Company shall not permit a Realization Event to occur.

         Pegasus is prohibited from selling or transferring Units, Attached Warrants, Shortfall Warrants or Litigation Warrants as provided in the Unit Purchase Agreement.

         If Company has not exercised its right to repurchase Units by October 19, 1998, and if any holder of Units desires to transfer for value any Units to a third party which is not an affiliate or associate of that holder, then Company or its designee shall have a right to purchase those Units on the same terms and conditions as the holder is offering to the third party.

         The conditions to closing of the equity financing by Pegasus included:

         1. Execution of employment agreements or amendments to existing agreements for Messrs. Mueller and Camalo in forms acceptable to Pegasus (discussed below and filed herewith);

         2. Adoption of a new non-qualified stock option plan for management providing options to purchase 1,317,178 shares of Common Stock. The Board adopted such a plan, the 1997 Stock Option Plan (filed herewith), and made grants thereunder (see discussion below).

         3.       Company's Board of Directors irrevocably exempt both
(a) the transaction with Pegasus and (b) Pegasus, itself, and its affiliate from the application of Chapter 7A of the Michigan Business Corporation Act ("MBCA"). Section 7A precludes certain types of transactions, so-called business combinations, of a Michigan corporation with a ten percent shareholder unless an advisory statement from the corporation's board of directors and supermajority approval by the corporation's shareholders are first obtained. Pursuant to Section 782(1)(b) of MBCA, Company's Board of Directors adopted a resolution irrevocably providing that any business combination with Pegasus or its affiliates enacted after Pegasus becomes an interested shareholder is exempt from the requirements of Section 7A;

         4. Company's Board of Directors amend Company's Bylaws to exempt Company from the application of Chapter 7B of the MBCA. Section 7B denies voting rights to shares of Michigan corporations that, when added to a person's preexisting shares, increase the person's voting power to one-fifth or more of the voting power of the corporation in the election of directors, unless the corporation's shareholders (excluding the interested shareholders) approve a resolution granting such rights. Company's Board of Directors amended the Bylaws to make Section 7A inapplicable to Company;

         5. Adoption of an amendment to Company's Bylaws increasing the number of directors to permit the appointment of the two directors which the Series A Preferred has the right to elect. Company's Board of Directors adopted an amendment to the Bylaws which provides that the Board of Directors shall consist of seven members, plus the aggregate number of directors that the holders of each series of Preferred Stock are entitled to elect;

         6. Company's Board of Directors adopt a resolution approving an amendment of the articles increasing the authorized Common Stock to 20 million shares. To protect against the possibility that the shareholders may not approve the amendment, warrant holders are given rights to receive dividends and distributions as if they were owners of Common Stock. In addition, Pegasus required that the Robyn L. Mueller Trust, the Kenneth M. Mueller Charitable Remainder Trust and Rand W. Mueller agree to vote their shares of Common Stock in favor of this amendment (this agreement is filed herewith).

         7. The Robyn L. Mueller Trust agrees (pursuant to an agreement filed herewith) not to sell or dispose of a number of shares in any 12 month period in excess of 20% of the number of shares of Company Common Stock beneficially held by it at the beginning of each such 12 month period. Rand W. Mueller agrees not to sell more than 20% of his shares of Company Common Stock for a five year period. These obligations terminate on the earlier of five years or when Pegasus and its successors and assigns no longer hold 25% of the 55,000 Units originally issued under the Purchase Agreement.

         8.       Grant of registration rights (see discussion below).

SENIOR SECURED CREDIT FACILITY

         Company has replaced its senior secured debt facility with a new facility as set forth in (i) the Credit Agreement dated as of October 24, 1997 among Company as Borrower, certain of Company's subsidiaries as other "Credit Parties", GECC as Lender and Agent and other Lenders who may become parties thereto (the "Credit Agreement") filed herewith (including attached exhibits and annexes) and (ii) the Litigation L/C and Term Loan C Agreement dated as of October 24, 1997 between Company as Borrower, GECC as Lender and Agent (the "Litigation Agreement"), filed herewith (together with related collateral documents). Under the Credit Agreement and the Litigation Agreement, GECC is currently the only Lender, but GECC has the right to assign or sell participations in the facility. A Lender's participation must be at least $5 million of the total facility.

         The facility is composed of the following: (i) a revolving loan of up to $12 million (the "Revolving Credit"), (ii) a $1.5 million term loan ("Term Loan A"), (iii) a loan of up to $3 million to pay a final judgment in the current Patent Litigation ("Term Loan B"), (iv) in lieu of Term Loan B and pursuant to the Litigation Agreement, up to $12 million to procure a letter of credit to secure a supersedeas or appeal bond or similar obligation in order to appeal a judgment of the U.S. District Court in the Patent Litigation, provided that such judgment is not in excess of $12 million (the "Litigation L/C"), and (v) if the Litigation L/C is paid or alternatively if the Litigation L/C is not incurred or is terminated prior to its being drawn, a loan of up to $12 million to facilitate payment of a settlement or final judgment of the Patent Litigation ("Term Loan C"). The Shortfall Warrants are being issued as consideration for a guaranty by Pegasus of $4 million of the Revolving Credit. If the Litigation L/C is issued, the Litigation Warrants will be issued to Pegasus as consideration for its guaranty of the Litigation L/C and Term Loan C.

         Borrower is Company. Each U.S. subsidiary of Company, including Tessco Group, Inc., Anes, Inc, Chapman Security Systems, Inc. and Intercept Systems, Inc., is guarantying the obligations of Company under the facility. All assets of Company and its U.S. subsidiaries are being pledged to GECC on a combined basis to secure the facility. Company has also pledged the stock of its U.S. subsidiaries to GECC. The facility is also secured by a pledge of one share of Company's Series B Preferred Stock as discussed below.

         The first loans under the facility were drawn down on October 27, 1997. The term of the facility is 3 years, with the outstanding balance of all loans being due at that time. Term Loan A is amortized over three years in equal quarterly payments plus interest. Term Loan B, if issued, will be amortized over three years in equal quarterly installments plus interest. Term Loan C, if issued, will be payable in quarterly installments equal to the lesser of $250,000 or one-twelfth of its aggregate original principal amount.

         A condition to the issuance of Term Loan B is that if the judgment exceeds $3 million, Company shall have received the balance from net capital contributions or net proceeds from a subordinated loan.

         Interest may be based on the index rate or LIBOR. If based on the index rate, the rates are index plus 1.5% for the Revolving Credit, index plus 1.75% for the Term Loan A, and index plus 2% for Term Loan B and Term Loan C. The LIBOR rates are LIBOR plus 3.25% for the Revolving Credit, LIBOR plus 3.5% for the Term Loan B, and LIBOR plus 3.75% for Term Loan B and Term Loan C.
The default interest rate is an additional 2%.

         The fees payable by Company in connection with the facility include a closing fee, an annual monitoring fee, a letter of credit fee (other than the Litigation L/C) of 2%, a Litigation L/C fee of 3%, and an unused facility fee of 0.4%.

         Mandatory prepayments include: (i) if Company issues stock or any debt securities, 100% of the net proceeds shall be used to prepay the obligations or collateralize letter of credit obligations or the Litigation L/C; (ii) if any asset is sold including stock of a subsidiary, the net proceeds (including payment of senior liens on the asset sold) shall be used to prepay the obligations; (iii) 100% of excess cash flow shall be applied to Term Loan B or Term Loan C if either is outstanding; (iv) if proceeds of any money judgment or other payment arising out of any litigation involving patents or intellectual property are received, then either (i) 50% of such proceeds shall be used to prepay the loans or cash collateralize the Litigation L/C (provided neither Term Loan B or Term Loan C is outstanding and the Litigation L/C shall not have been used) or (ii) 100% of such proceeds shall be used to prepay Term Loan B or Term Loan C or to collateralize the Litigation L/C.

         The Credit Agreement and Litigation Agreement contain representations, covenants (including financial covenants) and events of default. Any repurchase of Units, Attached Warrants, Shortfall Warrants or Litigation Warrants requires the consent of GECC.

PEGASUS PURCHASE AND OTHER RIGHTS

         GECC has granted to Pegasus pursuant to the letter dated October 27, 1997 filed herewith, the right to purchase the facility if the loans are accelerated. The obligation to sell expires on the sixty-first day following notice of acceleration given to Pegasus by GECC. The purchase price is 100% of all obligations under the facility. In the Litigation Guaranty, the Lenders and Agent agreed not to waive or modify certain provisions of the documents evidencing the senior debt facility without the prior written consent of Pegasus.

WARRANT PURCHASE AGREEMENT AND WARRANTS

         In connection with providing the facility, Company and GECC entered into a Warrant Purchase Agreement dated as of October 24, 1997, filed herewith. Pursuant to that agreement, Company sold to GECC in a private placement under the Securities Act warrants (the "GECC Warrants"), filed herewith. The GECC Warrants entitle the holder to purchase 131,718 shares of Common Stock at an exercise price of $1.8759559 per share. The number of shares of Common

Stock into which the GECC Warrants are exercisable and the exercise price are subject to adjustment for dilutive events as described above for the Attached Warrants; however, the issuance of the Litigation Warrants is also a dilutive event. The GECC Warrants have a 7 year term, and their exercise price may be paid in cash or with in-the-money warrants.

SERIES B PREFERRED STOCK PLEDGE

         As additional security for its loans, GECC required that Company create a series of preferred stock designated Series B Preferred Stock and cause one share of that stock to be pledged to GECC. As a consequence, Company's Board of Directors adopted a resolution, pursuant to the authority given to it in Company's Articles of Incorporation, approving a certificate of designation of Series B Preferred Stock (the "Series B Certificate"), which certificate has been filed with the State of Michigan, has become part of Company's Articles of Incorporation and is filed herewith. Only one share of Series B Preferred Stock is authorized. The share of Series B Preferred Stock is entitled to dividends at the rate of $1.00 per year, has a liquidation preference over Common Stock of $10 plus accrued but unpaid dividends, and is subject to repurchase by Company in an amount equal to its liquidation preference when all obligations under the Credit Agreement have been paid and all commitments under the Credit Agreement have been terminated. The Series B Preferred has the following voting rights: (i) if there is an event of default under the Credit Agreement and the obligations thereunder are accelerated, then the number of directors of Company shall be increased to one more than the number of directors then authorized and the Series B Preferred Stock shall be entitled to elect all these new directors; (ii) without the consent of the Series B Preferred Stock, Company shall not amend, repeal, modify or supplement any provision of its Articles of Incorporation, any certificate setting forth the rights, preferences and privileges of any capital stock or Bylaws, if such amendment, repeal, modification or supplement would adversely affect the powers, designations, preferences or other rights of the Series B Preferred Stock; and (iii) only such other voting rights as are required by law.

         On October 23, 1997, Company sold for $10.00 to Craig Camalo the share of Series B Preferred Stock. Company has a right to repurchase the share for $10.00, plus accrued and unpaid dividends after the Credit Agreement is terminated and all obligations thereunder have been paid in full. Mr. Camalo has pledged that share of Series B Preferred Stock to GECC pursuant to a Pledge Agreement filed herewith.


REGISTRATION RIGHTS

         Company has entered into a Registration Rights Agreement with GECC and Pegasus, filed herewith, pursuant to which Pegasus and GECC will receive specified registration rights with respect to registrable securities. Pegasus will receive the right to require that Company on five occasions register shares of Common Stock and GECC will have one such right (at least 50,000 shares must be registered). There must be 6 months between such demand registrations.

Company's Board of Directors has a right to postpone a registration for up to 60 days. In addition, Pegasus and GECC are granted the right to participate in any other registration of Common Stock which Company undertakes (other than a registration on form S-4 or S-8 or a registration filed in connection with a dividend reinvestment plan) for itself or for a person having demand registration rights, but subject to underwriter cutbacks. All expenses of registration (including one counsel for the registering holders), except brokerage fees and commissions, will be paid by Company. Company is prohibited from granting registration rights to any other person which are inconsistent with those being granted to Pegasus and GECC. Pegasus and GECC may transfer the registration rights with any transfer of the registrable securities. The registration rights expire when there are no more registrable securities. Registrable securities include (i) Common Stock issued upon exercise of the Attached Warrants, Shortfall Warrants, Litigation Warrants and GECC Warrants and (ii) Common Stock issued or issuable with respect to the Common Stock referred to in clause (i) upon any stock split, dividend, recapitalization or similar event, but excluding Common Stock sold in a public offering or sold in a transaction exempt from the registration requirements of the Securities Act such that all transfer restrictions and legends are removed.

1997 STOCK OPTION PLAN

         As noted above, Company's Board of Directors adopted on October 21, 1997 a non-qualified stock option plan filed herewith. The Board granted options as follows: options to purchase 790,306 shares of Common Stock to Rand Mueller, options to purchase 200,624 shares to Peter Stouffer, options to purchase 200,624 shares to Michael Schroeder, and options to purchase 125,624 shares to Craig Camalo. The options are exercisable at $1.88 per share, payable in cash or by surrender of in the money options. One-third of the options granted to each person vest on each of the third, fourth and fifth anniversaries from the date of grant; however, if a change of control as in the plan occurs, all options immediately vest. A condition to the exercise of the grants is an amendment to Company's Articles of Incorporation increasing the number of shares of Common Stock to 20 million.
Options vest and are exercisable only if the fair market value of Company's Common Stock or its value in a change of control shall have reached or exceeded the price specified during the period of time specified, measured from the date of adoption of the plan:

                 From Plan Adoption                    Price

                 Up to 1 year                      $2 3/8
                 1 to 2 years                      $3
                 2 to 3 years                      $3 7/8
                 3 to 4 years                      $5
                 4 to 5 years                      $6 5/8
                 5 to 6 years                      $8 5/8
                 after 6 years                     $11 1/2

Options which are canceled or terminated cannot be reissued.


AGREEMENTS WITH DIRECTORS AND MANAGEMENT

KENNETH M. MUELLER - DIRECTOR

         Company entered into an amended agreement (filed herewith) dated October 1, 1997 with Kenneth M. Mueller, pursuant to which he will provide consulting services, including with respect to public relations and special projects. Mr. Mueller also agrees to continue to serve as a Director of Company. For such services, Company will pay Mr. Mueller $14,000 per year, which amount includes payment for his services as a Director. The agreement has a three year term, that automatically renews for one year periods if not terminated.

RAND W. MUELLER - CHAIRMAN OF THE BOARD, DIRECTOR, CHIEF EXECUTIVE OFFICER AND PRESIDENT

         Rand W. Mueller's employment agreement was amended as of May 20, 1997 and as of October 15, 1997 (the amendments are filed herewith). His employment term was extended to May 31, 2001, and automatically continues for successive one year periods thereafter, unless at least 24 months prior to such termination Company gives notice that the employment will not be continued. Mr. Mueller's annual salary is $500,000 starting on October 1, 1997. In addition, Mr. Mueller will receive an annual incentive bonus equal to 5% of operating income after the first $5 million of Company operating income.

PETER J. STOUFFER - DIRECTOR AND VICE PRESIDENT OF MANUFACTURING AND
ENGINEERING

         Peter J. Stouffer and Company entered into an employment agreement as of May 20, 1997 (filed herewith), with employment term provisions the same as those in Rand W. Mueller's employment agreement described above. Mr.
Stouffer is to serve as Vice President of Manufacturing and Engineering. The annual salary is $105,000. Company will pay Mr. Stouffer an annual bonus equal to 1% of the first $1 million of Company operating income, and 2% of all additional operating income. Mr. Stouffer will also be entitled to a bonus based on the increase in shareholder value (the price of Company Common Stock). Mr. Stouffer is subject to non-competition and confidentiality obligations during his employment and for two years after termination of employment.

MICHAEL P. SCHROEDER - VICE PRESIDENT OF SALES AND MARKETING

         Michael P. Schroeder and Company entered into an employment agreement as of May 20, 1997 (filed herewith), with employment term provisions the same as those in Rand W. Mueller's employment agreement discussed above. Mr. Schroeder is to serve as Vice President of Sales and Marketing. His annual salary is $90,000. He will be entitled to the same bonus arrangements and subject to the same non-competition and confidentiality obligations as those is Mr. Stouffer's agreement discussed above.

CRAIG S. CAMALO - VICE PRESIDENT OF FINANCE, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY

         Craig S. Camalo and Company entered into an employment agreement as of May 20, 1997, with employment term provisions the same as those in Rand W. Mueller's employment agreement discussed above. Mr. Camalo is to serve as Vice President of Finance and Chief Financial Officer. His annual salary is $100,000. He will be entitled to the same bonus arrangements as those in Mr. Stouffer's agreement discussed above. Mr. Camalo is subject to non-competition and confidentiality obligations during his employment and for six months after termination of employment.


Item 7.  Financial Statements and Exhibits.

         (c)     Exhibits.

         3.1.1 Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Preferred Stock of Code-Alarm, Inc. ("Company").
         3.1.2 Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Preferred Stock of Company.
         3.2.1   Bylaws of Company, as amended.
         10.40 Credit Agreement dated as of October 24, 1997 (the "Credit Agreement") among Company, General Electric Capital Corporation ("GECC"), in its capacity as a "Lender", and the other financial institutions which may from time to time become parties to the Credit Agreement (GECC, in such capacity, and such other financial institutions being sometimes hereinafter referred to collectively as the "Lenders" and individually as a "Lender"), and GECC, in its separate capacity as agent for the Lenders (the "Agent") with Exhibits and Annexes attached.
         10.41 Security Agreement dated as of October 24, 1997 executed by Company in favor of the Agent and the Lenders (Credit Agreement).
         10.42 Security Agreement dated as of October 24, 1997 executed by Tessco Group, Inc. ("Tessco"), in favor of the Agent and the Lenders (Credit Agreement).
         10.43   Guaranty dated as of October 24, 1997 executed by Tessco in favor of Agent and the Lenders (Credit Agreement).
         10.44   Pledge Agreement dated as of October 24, 1997 executed by
                 Company in favor of the Agent and the Lenders (Credit
                 Agreement).
         10.45 Pledge Agreement dated as of October 24, 1997 executed by Craig S. Camalo in favor of the Agent and the Lenders (Credit Agreement).

         10.46 Patent Security Agreement dated October 24, 1997 executed by Company in favor of the Agent and the Lenders (Credit Agreement).
         10.47 Contribution Indemnification and Subordination Agreement dated October 24, 1997 among the Credit Parties (Credit Agreement).
         10.48 Litigation L/C and Term Loan C Agreement (the "Litigation Agreement") dated as of October 24, 1997 among Company, Agent and other financial institutions which may from time to time become parties to the Litigation Agreement as Term Lenders.
         10.49 Security Agreement dated October 2, 1997 executed by the Company in favor of the Agent and the Term Lenders (Litigation Agreement).
         10.50 Security Agreement dated October 24, 1997 executed by Tessco in favor of the Agent and the Term Lenders (Litigation Agreement).
         10.51 Guaranty dated as of October 24, 1997 executed by Tessco in favor of the Agent and the Term Lenders (Litigation Agreement).
         10.52 Pledge Agreement dated as of October 24, 1997 executed by Company in favor of the Agent and the Term Lenders (Litigation Agreement).
         10.53   Pledge Agreement dated as of October 24, 1997 executed by
                 Craig S. Camalo in favor of the Agent and the Terms Lenders (Litigation Agreement).
         10.54 Patent Security Agreement dated as of October 24, 1997 executed by Company in favor of the Agent and the Term Lenders (Litigation Agreement).
         10.55 Warrant Purchase Agreement dated as of October 24, 1997 executed by GECC and Company.
         10.56 Warrant to Purchase Common Stock of Company issued to GECC and executed by Company.
         10.57 Unit Purchase Agreement dated as of October 27, 1997 among Company, Pegasus Partners, L.P. ("PP"), Pegasus Related Partners, L.P. ("PRP").
         10.58 Letter granting PP and PRP the right to purchase accelerated obligations executed by GECC and acknowledged by Company.
         10.59 Registration Rights Agreement dated as of October 27, 1997 among Company, PP, PRP and GECC.
         10.60   Form of Attached Warrant to purchase Common Stock of Company.
         10.61   Form of Shortfall Warrant to purchase Common Stock of Company.
         10.62   Form of Litigation Warrant to purchase Common Stock of
                 Company.
         10.64 Limited Supplemental Guaranty dated as of October 24, 1997 by and among PP, PRP and GECC.
         10.65 Limited Litigation Guaranty dated as of October 24, 1997 by and among PP, PRP and GECC.
         10.66   Company's 1997 Stock Option Plan.
         10.67 Letter Agreement dated as of October 27, 1997 among Robyn L. Mueller Trust, the Kenneth M. Mueller Charitable Remainder Unitrust, Mr. Rand Mueller, PP, PRP and Company.
         10.68   Amendment No.4 to Employment Agreement between Company and
                 Rand W. Mueller dated May 20, 1997, and Amendment No. 5 to Employment Agreement between Company and Rand W. Mueller dated May 29, 1997.

         10.69 Employment Agreement dated May 20, 1997 between Company and Craig S. Camalo.
         10.70 Employment Agreement dated May 20, 1997 between Company and Peter Stouffer.
         10.71 Employment Agreement dated May 20, 1997 between Company and Michael Schroeder.
         10.72 Letter Agreement dated October 1, 1997 between Company and Kenneth M. Mueller.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

                                             CODE-ALARM, INC.
                                     ------------------------------
Date:  November 10, 1997
                                     By: /s/ RAND W. MUELLER
                                        ---------------------------
                                        RAND W. MUELLER
                                        President